Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by The Financial Post on September 17, 2025, and features a statement by Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s offer to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates, as amended by Strathcona's notice of variation, change and extension (as varied, the "Amended Offer").

By Meghan Potkins

September 17, 2025

'Who's willing to get dirtier?': Tensions boiling over in war for MEG Energy

Cenovus Energy CEO says it won't raise its price for MEG — despite rival Strathcona Resources dangling a new competing deal

A contest for control of MEG Energy Corp. in Canada’s usually clubby oilpatch has turned openly hostile, with each side scrambling to lock in support ahead of a crucial vote next month on the oilsands producer’s negotiated takeover deal with Cenovus Energy Inc.

MEG’s board called on its shareholders earlier this week to reject Strathcona’s latest, all-stock offer — although it currently tops rival Cenovus’s bid by roughly seven per cent. In a detailed presentation to its investors on Monday, MEG called the offer “fundamentally unattractive” and criticized Strathcona as a company focused on mergers and acquisitions with an “unproven” track record as a heavy oil operator.

“MEG shareholders would be exposed to inferior assets, an unproven track record, an overvalued Strathcona share price, significant overhang risk and governance risk,” MEG board chair James McFarland said in a statement, urging the company’s shareholders to vote in favour of Cenovus’s friendly deal at a special meeting on Oct. 9.

It’s the second time MEG’s board has publicly rebuffed Strathcona, though it has not deterred the private equity-backed consolidator led by hard-charging chairman Adam Waterous.

“(Strathcona) has taken shots at MEG and it was good to see MEG point out some of the shortcomings that Strathcona has,” Michael Spyker, principal analyst at oil and gas consultancy firm HTM Energy Partners, said.

“It was definitely nice to see them hit back. They’ve been very, very subdued throughout the process.”

The two oil producers are vying hard for MEG with nearly mirror-image offer structures: Cenovus’s 75 per cent cash, 25 per cent stock offer carried an implied value for MEG at around $28.12 per share, or roughly $7.2 billion total, as of Monday’s market close.

Strathcona’s new all-stock offer of 0.80 of a share for each share of MEG had an implied value of nearly $30 per share, or $7.6 billion, at close Monday.

“They will do everything to stop the Cenovus bid,” said Spyker, whose firm has clients that are shareholders in MEG. “It may even be more important to (Waterous) that nobody else gets it than they get it. I think it’s just how they operate. It’s not even necessarily a bad thing. They’re very fierce operators. This is why they’re in business.”

Cenovus’ cash-heavy offer requires the approval of at least two-thirds of MEG shareholder votes cast at the special meeting on Oct. 9, under the provincial rules governing its agreement.

Strathcona, which has accumulated 14.2 per cent of MEG’s shares, has said it will vote against Cenovus’ deal — effectively limiting the number of shares outstanding that Cenovus can draw from to clear the two-thirds hurdle.

Even a modest coalition of funds or shareholders aligning with Strathcona or abstaining from the vote could be enough to block the bid, analysts and other observers said.

In the meantime, and to the surprise of more than a few market watchers, Cenovus appeared to step back from the fray last week, when chief executive Jon McKenzie suggested in an interview with Bloomberg News the oilsands major wouldn’t raise its offer for MEG, despite the higher bid from Strathcona.

Cenovus is likely feeling the pressure from Strathcona’s more valuable offer and its move to dangle a special dividend as a sweetener to entice MEG’s shareholders, said securities litigation lawyer Mark Pontone of Davies Ward Phillips & Vineberg LLP.

“They’re in this high-stakes staring contest,” Pontone said. “Shareholders are publicly, and I suspect privately, telling Cenovus that they need to increase their price to get the vote approved, and Cenovus is essentially saying, ‘We’re not moving on price.’

“It’s going to be interesting to see who blinks first.”

Most market watchers expect Strathcona to stay on offence, relying on a playbook that has made it one of the the most successful consolidators in the Canadian oilpatch.

Rather than exploring or drilling for oil, the company has grown aggressively through acquisitions. In some cases, such as with Osum Oil Sands Corp., it turned a major stake in a private company into a full takeover, despite the board’s initial resistance. In other cases, like one involving Greenfire Resources Ltd., and potentially now with MEG, it converts large positions in public companies into hard-fought bids for control.

Strathcona went public in 2023 by taking over Pipestone Energy in a reverse merger that squeaked past the required two-thirds shareholder approval with less than one percentage point, Spyker noted.

The upshot is that the scrappy, midsize producer could wind up prevailing against Cenovus, a company more than five times its size.

“They have the same access to liquidity and capital, up to a certain amount. So really, it’s who’s willing to get dirtier and who wants it more?” Spyker said. “Both companies want it an equal amount but Strathcona is willing to get dirtier for sure.”

Should Cenovus’ bid fail, Strathcona could be in a position to capitalize if it becomes the default suitor, Pontone said, since the updated bid will remain in play until Oct. 20, creating a tight timeline for MEG or Cenovus to maneuver.

Making matters worse for Cenovus, Pontone said, the oilsands major must persuade a supermajority to vote in favour of its deal under the friendly merger rules that apply to its negotiated deal with MEG. By contrast, Strathcona’s hostile bid only needs to clear the legislated minimum condition of more than 50 per cent of MEG shares, excluding the ones it already owns or controls.

Strathcona has a number of tools in its toolbox that could make it unlikely that Cenovus will succeed, Spyker said, citing the potential for Waterous to strike agreements with a handful of MEG shareholders to block the deal, or even for Strathcona to come in with a higher bid before October’s vote.

“I think there’s no way from day one that they did not come to win,” Spyker said. “They did not show up to not walk away with MEG at the end of the year and it shouldn’t be Strathcona bullying Cenovus, but that’s the way it is right now.”

They're in this high-stakes staring contest

On Tuesday, Strathcona fired back in response to MEG’s second rejection, accusing its board of shutting Strathcona out of its strategic sales process with a so-called “standstill” agreement that it says would have invalidated its existing offer. Standstill agreements — a promise not to buy more shares or take more hostile actions during negotiations — are not unusual in hostile takeover situations.

Waterous said Tuesday that MEG’s board had failed its shareholders in refusing to speak with one of the only two buyers that had stepped forward.

Pressed on whether Strathcona would try to push for control of MEG with a bare-majority of shareholder support, in the event Cenovus’ bid fails, Waterous left the door open.

“That’s an option for us,” Waterous said. “We have no sense that we have a guarantee that we’ll win. We think that, based on the shareholders that we have spoken to, we are very encouraged.”

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension, dated September 10, 2025 (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; Strathcona’s intention to undertake a special distribution of $2.142 billion (the “Special Distribution”) to all holders of Strathcona common shares as a dividend or, at the election of shareholders, a return of capital, including the anticipated form and amount of the Special Distribution, timing thereof and the expectation that, if the Amended Offer is completed, MEG shareholders who deposit MEG Shares under the Amended Offer and any second stage transaction will be entitled to participate in the Special Distribution; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the intention of Strathcona to engage with the MEG board of directors and MEG shareholders directly; the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona’s financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner or at all; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; the expected premium of the Amended Offer as compared to the MEG Board Deal and trading prices for Strathcona common shares; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from September 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including September 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG Shares will be issued and outstanding immediately prior to the date of this communication and approximately 2.6 million MEG Shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG's shareholder rights plan) outstanding immediately prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares will be issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; conditions required for declaring the Special Distribution not having been satisfied; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The declaration of the Special Distribution on Strathcona common shares is at the sole discretion of the board of Strathcona and will continue to be evaluated. There are factors that may result in Strathcona not declaring the Special Distribution, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its debt agreements and applicable laws respecting the declaration and payment of distributions. There are no assurances as to a declaration and payment of the Special Distribution or the amount or timing of any such distribution.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.